c/o Zhejiang Xibolun Automation Project Technology Co., Ltd. s

No. 587-A 15th Road, 3rd Av., Binhai Ind. Park s

Economic & Technology Development Zone s Wenzhou, Zhejiang Province s China s +86-0577-8689-5678

July 5, 2016

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hebron Technology Co., Ltd.
Registration Statement on Form F-1
File No.: 333- 208583

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Standard Time) on July 6, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hebron Technology Co., Ltd.

By: /s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
Date: July 5, 2016